June 19, 2012

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re:	SEI Investments Company

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 8-K Filed February 3, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 3, 2012

File No. 000-10200

Dear Ms. Hayes:

Pursuant to this letter, we confirm to the U.S. Securities and Exchange Commission (the “Commission”) that SEI Investments Company will respond to the comments contained in the Commission’s letter of June 11, 2012, on or prior to July 10, 2012.

Please call me at (610) 676-1620 with any questions or concerns regarding this matter.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company